UNITED STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                  SCHEDULE  13G

                    Under the Securities Exchange Act of 1934
                               (Amendment  No.   )*

                                GTC Telecom Corp.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                          (Title of Class of Securities)

                                   36230F 10 2
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                                 (CUSIP  Number)

                                January  3,  2000
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          (Date  of  Event  Which  Requires  Filing  of  this  Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule  13d-1(b)

[ X ]  Rule  13d-1(c)

[   ]  Rule  13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE  13G

CUSIP  NO.  36230F  10  2

1. NAME OF REPORTING PERSONS - I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (entities only):

       The  Michelson  Group,  Inc.    C  88-0365251


2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:

       [   ]   A
       [   ]   B

3.     SEC  USE  ONLY:



4.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:      Nevada



  NUMBER  OF     5.     SOLE  VOTING  POWER          947,408
      SHARES
BENEFICIALLY     6.     SHARED  VOTING  POWER              0
   OWNED  BY
        EACH     7.     SOLE  DISPOSITIVE  POWER     947,408
   REPORTING
      PERSON     8.     SHARED  DISPOSITIVE  POWER         0
        WITH

9.     AGGREGATE  AMOUNT  OWNED  BY  EACH  REPORTING  PERSON:  947,408

10.     CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
        [   ]

11.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)    5.54%

12.     TYPE  OF  REPORTING  PERSON   CO

ITEM  1.

(a)     Name  of  Issuer

        GTC  Telecom  Corp.

(b)     Address  of  Issuer's  Principal  Executive  Offices

        3151  Airway,  Ave.,  Suite  P-3,  Costa  Mesa,  CA  92626

ITEM  2.

(a)     Name  of  Person  Filing

        The  Michelson  Group,  Inc.

(b)     Address  of  Principal  Business  Office  or,  if  none,  Residence

        5000 Birch Street, West Tower, Suite 9600, Newport Beach, CA 92660

(c)     Citizenship  or  Place  of  Organization

        Nevada

(d)     Title  of  Class  of  Securities

        Common

(e)     CUSIP  Number

        36230F  10  2

ITEM 3. If this statement is filed pursuant to section 240.13d-1(b) or section 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ____     Broker  or  dealer  registered  under  Section  15  of  the  Act.

(b)  ____     Bank  as  defined  in  section  3(a)(6)  of  the  Act.

(c)  ____     Insurance  company  as  defined  in  section 3(a)(19) of the Act.

(d)  ____     Investment company registered under section 8 of the Investment
              Company  Act  of  1940.

(e)  ____     An  investment  advisor  in  accordance  with  section
              240.13(d)-1(b)(1)(ii)(E);

(f)  ____     An  employee  benefit  plan or endowment  fund  in accordance with section  240.13d-1(b)(1)(ii)(F);

(g)  ____     A  parent holding  company or  control  person  in accordance with section  240.13d-1(b)(ii)(G);

(h)  ____     A  savings association as defined  in Section 3(b) of the Federal
              Deposit  Insurance  Act (12  U.S.C. 1813);

(i)  ____     A church plan that is excluded from the definition of an
              investment company under section 3(c)(14) of the Investment
              Company Act of 1940;

(j)  ____     Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).

ITEM  4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount  Beneficially  Owned:  947,408

(b)  Percent  of  Class:  5.54%

(c)  Number  shares  as  to  which  the  person  has:

     (i)  sole  power  to  vote  or  to  direct  the  vote  947,408

     (ii)  shared  power  to  vote  or  to  direct  the  vote    0

     (iii)  sole  power  to dispose or to direct the disposition of 947,408

     (iv)  shared  power  to  dispose  or  to  direct  the  disposition  of    0

ITEM  5.  Ownership  of  Five  Percent  or  Less  of  a  Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___ .

Instructions:  Dissolution  of  a  group  requires  a  response  to  this  item.

ITEM  6.  Ownership  of  More  than  Five  Percent  on  Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1990 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The Bruce Berman Family Trust holds 100% of the voting stock of The Michelson Group, Inc.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM  8.  Identification  and  Classification  of  Member  of  the  Group

If a group has filed this schedule pursuant to section 240.13d-(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group, if a group has filed this schedule pursuant to section 240.13d-1(d), attach an exhibit stating the identity of each member of group.

ITEM  9.  Notice  of  Dissolution  of  Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM  10.  Certification

     (a) The following certification shall be included if the statement is filed pursuant to section
240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

(b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                            1/12/2000
                                                    ---------------------------
                                                               Date:

                                                       /s/  Bruce  Berman
                                                    ---------------------------
                                                             Signature

                                                     Bruce  Berman,  President
                                                    ---------------------------
                                                           Name /  Title